UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of, November 2023

Commission File Number 001-40848

GUARDFORCE AI CO., LIMITED

(Translation of registrant’s name into English)

10 Anson Road, #28-01 International Plaza

Singapore 079903

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

On October 17, 2023, Guardforce AI Co., Limited (the “Company”) issued a press release, announcing that its subsidiary, Guardforce Cash Solutions Security (Thailand) Company Limited, has secured a three-year contract with a leading Japanese retailer that was a pre-existing client for its end-to-end cash management solutions, further strengthening the Company’s leading position in Thailand, a copy of which is attached to this Form 6-K as Exhibit 99.1.

The Company issued a press release on October 24, 2023, announcing that it has completed the conversion of the Company’s $13.4 million of debt and $2.5 million of accrued and unpaid interest in exchange for 2,947,150 restricted ordinary shares at $5.40 per share. The conversion price represents an approximately 75% premium to October 23, 2023’s closing price, a copy of which is attached to this Form 6-K as Exhibit 99.2.

This report on Form 6-K is incorporated by reference into (i) the prospectus contained in the Company’s registration statement on Form F-3 (SEC File No. 333-261881) declared effective by the Securities and Exchange Commission (the “Commission”) on January 5, 2022; (ii) the prospectus dated February 9, 2022 contained in the Company’s registration statement on Form F-3 (SEC File No. 333-262441) declared effective by the Commission on February 9, 2022; and (iii) the prospectus contained in the Company’s Post-Effective Amendment No. 1 to Form F-1 on Form F-3 (SEC File No. 333-258054) declared effective by the Commission on June 14, 2022.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release titled “Guardforce AI Has Secured a Three-Year Contract with a Leading Japanese Retailer for its End-to-End Cash Management Solution Including Guardforce Digital Machine in Thailand” dated October 17, 2023
99.2	Press Release titled “Guardforce AI Completes Conversion of $15.91 Million of Total Debt and Interest into Ordinary Shares at $5.40 Per Share” dated October 24, 2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 2, 2023	Guardforce AI Co., Limited

	By:	/s/ Lei Wang
Lei Wang
Chief Executive Officer

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